

June 29, 2015

<u>Via E-mail</u>
Kate Inman
General Counsel and Secretary
OPKO Health, Inc.
4400 Biscayne Blvd.
Miami, FL 33137

      Re: **OPKO Health, Inc.**
                Annual Report on Form 10-K
                Filed February 27, 2015
                File No. 001-33528

Dear Ms. Inman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Item 1. Business</u>
<u>Current Product Candidates and Related Markets</u>
<u>Pharmaceutical Business, page 12</u>

1. Here, and wherever else you address your agreement with Pfizer Inc. in detail, you should enhance your disclosure by including the following information:

   - a range of royalty payments and tiered profit sharing percentages within 10% if the hGH-CTP product is commercialized, (e.g. low or high single-digits, teens , twenties, etc.); and

   - the duration and termination provisions of the agreement.

   Please provide us with draft disclosure.

2. Here, and wherever else you address your agreement with TESARO, Inc. in detail, you should enhance your disclosure by including the following information:

- the geographic extent and nature of the license;

- the extent to which TESARO or the registrant will bear the costs of clinical development and commercialization;

- the amount of the potential milestone payments aggregating $ 121 million that you have already received;

- your royalty rate within 10% (e.g. low or high single-digits, teens , twenties, etc.); and

- the duration and termination provisions of the agreement.

Please provide us with draft disclosure.

Intellectual Property, page 16

3. Please identify each of your material patents and provide separately the following information for each such patent:

- the product(s) to which the patent relates;

- the nature of the patent (e.g. composition of matter, method of use, manufacturing or delivery, etc.);

- jurisdiction where the patent was granted and the expiration date; and

- whether the patent was licensed or is owned outfight by the registrant and if it is licensed, the licensor.

Please provide us draft disclosure.

Licenses and Collaborative Relationships, page 17

4. We note that you mention eight entities from which you have licensed intellectual property. In the second and third risk factors on page 39 you discuss your reliance on licenses from third parties. We also note that you acquired rolapitant and other neurokinin-1 ("NK-1") assets from Schering Plough Corporation and are obligated to pay them milestone payments. Please disclose the material terms of any material in-licensing agreements related to your commercial or later stage pipeline products and file these license agreements as exhibits to the Form10-K. Please provide us with draft disclosure.

Alternately, to the extent you believe you are not required to disclose the material terms of any of these agreements or file them as exhibits please provide us your comprehensive analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director